LOVE LIFESCIENCES, LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and fiscal term ended June 30, 2022

(Unaudited)

LOVE LIFESCIENCES
Balance Sheet

	June 30, 2022	December 31, 2021
ASSETS		
Current Assets		
Bank Accounts	**$23.56**	**$1,805.90**
Accounts Receivable		
Pass-through Grant Receivable	12,000.00	12,000.00
Total Accounts Receivable	**$12,000.00**	**$12,000.00**
Total Current Assets	**$12,023.56**	**$13,805.90**
Fixed Assets		
Equipment	1,261.19	1,261.19
Accumulated Depreciation	-137.30	-74.24
Total Fixed Assets	**$1,123.89**	**$1,186.95**
Intangible Assets		
Intellectual Property		
Provisional Patents	24,036.50	6,003.00
Trademarks	3,340.00	3,340.00
Total Intangible Assets	**$27,376.50**	**$9,343.00**
TOTAL ASSETS	**$40,523.95**	**$24,335.85**
LIABILITES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	18,033.50	0.00
Total Current Liabilities	**$18,033.50**	**$0.00**
Long-Term Liabilities		
Convertible Note Security	25,000.00	25,000.00
Total Long-Term Liabilities	**$25,000.00**	**$25,000.00**
TOTAL LIABILITIES	**$43,033.50**	**$25,000.00**
Equity		
Partner Investment	$9,451.28	$8,761.56
Retained Earnings	-9,425.71	0.00
Net Income	-2,535.12	-9,425.71
TOTAL EQUITY	**$-2,509.55**	**$-664.15**
TOTAL LIABILITIES AND EQUITY	**$40,523.95**	**$24,335.85**

LOVE LIFESCIENCES
Profit and Loss

	June 30, 2022	December 31, 2021
Income		
Total Income		
GROSS PROFIT	**$0.00**	**$0.00**
Expenses		
Business Licenses	53.00	166.00
General Business Expenses	0.00	0.00
Bank Fees & Service Charges	85.00	33.00
Depreciation Expense	63.06	74.24
Total General Business Expenses	**$148.06**	**$107.24**
Office Expenses	0.00	40.00
Software & Apps	237.57	148.82
Total Office Expenses	**$237.57**	**$188.82**
Promotional & Advertising	1,260.51	338.51
Research and Development	0.00	0.00
R&D Equipment & Tools	102.99	74.40
R&D Services	0.00	28,000.00
R&D Supplies	732.99	550.74
Total Research and Development	**$835.98**	**$28,625.14**
Total Expenses	**$2,535.12**	**$29,425.71**
NET OPERATING INCOME	**$-2,535.12**	**$-29,425.71**
Other Income		
Grants	0.00	20,000.00
Total Other Income	**$0.00**	**$20,000.00**
NET OTHER INCOME	**$0.00**	**$20,000.00**
NET INCOME	**$-2,535.12**	**$-9,425.71**

LOVE LIFESCIENCES
Statement of Cash Flows

	June 30, 2022	December 21, 2021
OPERATING ACTIVITES		
Net Income	-2,535.12	-9,425.71
Adjustments to reconcile Net Income to Net Cash provided by operations	0.00	0.00
Pass-through Grant Receivable	0.00	-12,000.00
Outstanding Invoices	18,033.50	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations	**$18,033.50**	**$-12,000.00**
Net Cash Provided by Operating Activities	**$15,498.38**	**$-21,425.71**
INVESTING ACTIVITIES		
Equipment	0.00	-1,261.19
Provisional Patents	-18,033.50	-6,003.00
Trademarks	0.00	-3,340.00
Net Cash Provided by Investing Activities	**$-18,033.50**	**$10,604.19**
FINANCING ACTIVITIES		
Convertible Note Security	0.00	25,000.00
Partner Investments	689.72	8,761.56
Net Cash Provided By Financing Activities	**$689.72**	**$33,761.56**
Net Cash Increase for Period	**$-1,782.34**	**$1,805.90**
Cash at End of Period	**$23.56**	**$1,805.90**

LOVE LIFESCIENCES
Statement of Members' Equity

	Class A Units		Accumulated Deficit	Total Member Equity
	# of Units	$ Amount		
Beginning Balance at 5/27/21 (Inception)	-	-	-	-
Capital Contributions	10,000	8,761.56		
Net Income (Loss)	-	-	$-9,425.71	$-9,425.71
Ending Balance 12/31/21	10,000	8,761.56	$-9,425.71	$-664.15
Capital Contributions	-	689.72		
Net Income (Loss)	-	-	$-2,535.12	$-2,535.12
Ending Balance 6/30/22	10,000	9,451.28	$-11,960.83	$-2,509.55

LOVE LIFESCIENCES
Notes to the Financial Statements
Fiscal Year Ended December 31, 2021 and Fiscal Term Ending June 30th, 2022

1. **Organization and Purpose**

   Love Lifesciences (the "Company"), is a Limited Liability Corporation (LLC) organized under the laws of the State of Kansas. The Company is developing a series of injection devices which are pre-FDA clearance and therefore does not currently derive revenue from operating activities.

2. **Summary of Significant Accounting Policies**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**

   The Company operates on a 52-week fiscal year ending on December 31.

   c. **Intangible Assets**

   Intangible assets consist of intellectual property including patent filings and provisional patent filings for The Company's products as well as trademarks to protect unauthorized use of images or likeness of The Company.

   d. **Use of Estimates**

   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Subsequent Event**

   The company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.